Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the "Company" or "Emerald")
Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change March 2, 2020

Item 3.	News Release

A news release was disseminated on March 3, 2020 through GlobeNewswire and subsequently filed on SEDAR. A further news release was disseminated on March 9, 2020 through GlobeNewswire, and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On March 3, 2020, the Company announced it had entered into a settlement agreement (the "Settlement Agreement") with Village Farms International, Inc. ("Village Farms") and Pure Sunfarms Corp. ("PSF" and together with Emerald and Village Farms, the "Parties") regarding disputes between the Parties.

Further to its news release dated March 3, 2020, the Company announced that all transactions contemplated by the Settlement Agreement among the Parties regarding disputes between the Parties have been completed. As such, the arbitration process involving the Parties was discontinued.

Item 5.	Full Description of Material Change

See attached news release dated March 3, 2020 as Schedule "A" and news release dated March 9, 2020 as Schedule "B".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7.	Omitted Information Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Jenn Hepburn

Chief Financial Officer

Telephone: 1.800.757.3536 ext. 5

Item 9.	Date of Report March 12, 2020.